

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

VIA E-Mail
Mr. Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

> **Re: Glimcher Realty Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-12482**

Dear Mr. Mark E. Yale:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.   Please tell us whether management considers net operating income and/or comparable/same store net operating income key performance indicators. We may have further comments.

2.   We note your disclosure throughout the document that you compute occupancy on an economic basis. In future Exchange Act periodic reports, please quantify the difference between your occupancy rate and the actual physical occupancy of your properties.

Item 2. Properties, page 17

Lease Expiration and Rent Per Square Foot, page 23

3.   In future Exchange Act periodic reports, please clarify if the rental rates for anchor stores and non-anchor stores incorporate tenant concessions, such as free rent periods, or other adjustments. If not, please discuss how such adjustments impact your rental rates.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

4.   In future Exchange Act periodic reports, please discuss leasing results for the reported period. Compare rental rates of new and renewed leases to expiring leases. Also, please discuss the impact of tenant improvement costs, leasing commissions and tenant concessions on new and renewed leases and tell us how you will quantify such impact in your future disclosure.

5.   Please revise future periodic filings to clarify what expenses are included in property operating expenses, other operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Expansions, Renovation and Development Activity, page 49

6.   In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding the anticipated completion date(s) and costs incurred to date.

Consolidated Statements of Operations and Comprehensive Income, page 67

7.   We note that you have included cash distribution declared per common share of beneficial interest on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 2 – Summary of Significant Accounting Policies

Investment in Real Estate – Carrying Value of Assets, page 71

8.   Please disclose your accounting policy for capitalization expenditures.   Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.   In addition, please disclose the periods of capitalization including a discussion of when the capitalization

period ends. Lastly, please disclose within your discussion of capital expenditures within your MD&A, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Accounting for Acquisitions, pages 72 – 73

9.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Note 12 – Investment in and Advances to Unconsolidated Real Estate Entities, pages 88 – 90

10.   Given the significance of equity in loss of unconsolidated real estate entities when compared to loss from continuing operations, please clarify how you considered Rule 3-09 of Regulation S-X in determining whether separate stand alone financial statements of any of your unconsolidated real estate entities are required.

11.   We note you recorded a $547,000 gain as part of contributing properties to the formation of the Blackstone Venture.   Please tell us how you calculated this gain and clarify how your accounting is consistent with the guidance outlined in paragraphs 970-323-30-3 to 5 of the Financial Accounting Standards Codification for contribution of real estate.

Note 25 – Acquisition of Property, page 100

12.   We note you recorded a $27.8 million gain as part of the disposal of Polaris Town Center in your exchange transaction with DDR Corporation.   Please tell us how you calculated this gain and clarify how your accounting is consistent with example guidance outlined in paragraphs 845-10-55-29 to 37 of the Financial Accounting Standards Codification for exchanges of real estate involving monetary consideration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor